FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Cybin Inc. (the “Company” or “Cybin”) 100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9
Item 2	Date of Material Change October 23, 2023
Item 3
News Release
A joint news release announcing the material change referred to in this report was disseminated on October 23, 2023, through Business Wire and has been filed under Cybin’s profile on SEDAR+ at www.sedarplus.com.

Item 4
Summary of Material Change
On October 23, 2023, Cybin and Small Pharma Inc. (“Small Pharma”) completed the previously-announced acquisition by Cybin of Small Pharma by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”). As a result of the Arrangement, Small Pharma became a wholly owned subsidiary of Cybin.

Item 5
Full Description of Material Change
On August 28, 2023, Cybin and Small Pharma entered into a definitive arrangement agreement (the “Arrangement Agreement”) providing for the acquisition by Cybin of all issued and outstanding securities of Small Pharma pursuant to a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia).
On October 23, 2023, the Arrangement was effected. As a result of the Arrangement, Small Pharma became a wholly owned subsidiary of Cybin.
Under the terms of the Arrangement, Cybin issued to each former Small Pharma shareholder 0.2409 common shares of Cybin (“Cybin Shares”) for each Small Pharma common share (“Small Pharma Share”) held. Cybin issued an aggregate of approximately 80,945,254 Cybin Shares pursuant to the Arrangement.
Small Pharma Shares were delisted from the TSX Venture Exchange at the close of trading on October 25, 2023, and subsequently removed from the OTCQB Venture Market. Small Pharma will apply to cease to be a reporting issuer in each of the provinces and territories in Canada.
Pursuant to the terms of the Arrangement Agreement, upon completion of the Arrangement, Mr. George Tziras was appointed to Cybin’s board of directors and will serve as Cybin’s Chief Business Officer.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.
Item 8
Executive Officer
Further information regarding the matters described in this report may be obtained from Gabriel Fahel, Chief Legal Officer of Cybin, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9	Date of Report October 25, 2023
Cautionary Note Regarding Forward-Looking Information and Statements
Certain statements contained in this material change report, and in certain documents incorporated by reference herein, constitute “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate”, “pro forma”, and other similar words, including negative and grammatical variations thereof, that certain events or conditions “may” or “will” happen, or by discussions of strategy, are forward-looking statements. The forward-looking statements in this material change report may include, without limitation, statements about Small Pharma ceasing to be a reporting issuer in each of the provinces and territories in Canada.
These forward-looking statements reflect management’s current beliefs and are based on information currently available to management, as well as certain expectations and assumptions, including with respect to the receipt of applicable regulatory approvals. Although the forward-looking statements contained in this report are based upon assumptions that management currently believes to be reasonable based on information available to management as at the date of this report, there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of Cybin to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such factors, among other things, include, without limitation, the risk that regulatory approvals may not be received on the expected terms or within expected timelines, or at all. Such risk factors are not exhaustive. Accordingly, you should not place undue reliance on forward-looking statements.
The forward-looking statements contained in this report are made as at the date of this report. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law.